Exhibit 3.2

FIRST AMENDMENT TO AMENDED AND RESTATED BYLAWS

OF

TERRENO REALTY CORPORATION

The Amended and Restated Bylaws (the “Bylaws”) of Terreno Realty Corporation are hereby amended as follows:

Article XIII of the Bylaws is hereby deleted in its entirety and replaced with the following:

“These Bylaws may be altered, amended or repealed or new bylaws may be adopted by the Board of Directors or by the affirmative vote of a majority of the votes cast on the matter by the holders of the issued and outstanding shares of common stock of the Corporation. Notwithstanding anything to the contrary herein, this Article XIII and Sections 2.12 and 2.13 of Article II of these Bylaws may not be altered, amended or repealed except by the affirmative vote of a majority of the votes cast on the matter by the holders of the issued and outstanding shares of common stock of the Corporation.”

Except as herein amended, the provisions of the Bylaws shall remain in full force and effect.

EFFECTIVE AS OF: February 7, 2017